(212) 373-3088

(212) 492-0088

jdanek@paulweiss.com

August 14, 2008

Via EDGAR

Securities and Exchange Commission
100 F. Street N.E.
Washington, D.C. 20549
Mail Stop 3561

Triarc Companies, Inc. — Amendment No. 3 to
Registration Statement on Form S-4 (File No. 333-151336)

Ladies and Gentlemen:

On behalf of Triarc Companies, Inc. (“Triarc” or the “Company”), we submit in electronic form for filing the accompanying Amendment No. 3 to the Registration Statement on Form S-4 (“Amendment No. 3”) of the Company, together with Exhibits, marked to indicate changes from Amendment No. 2 to the Company’s Registration Statement as filed with the Securities and Exchange Commission (the “Commission”) on August 4, 2008 (the “Registration Statement”).

Amendment No. 3 reflects the responses of the Company and Wendy’s International, Inc. (“Wendy’s”) to comments received from the Staff of the Commission (the “Staff”) in a letter from Max Webb, dated August 11, 2008 (the “Comment Letter”). The discussion below is presented in the order of the numbered comments in the Comment Letter. Certain capitalized terms set forth in this letter are used as defined in the Registration Statement. For your convenience, references in the responses to page numbers are to the marked version of Amendment No. 3. We are also delivering courtesy copies of the marked version of Amendment No. 3 to Julie Bell.

Securities and Exchange Commission	2

Form S-4

Opinion of Wendy's Financial Advisor, page 64
Stand Alone Valuations of Wendy's; Wendy's Discounted Cash Flow Analysis, page 67

1.	Please include a statement in the S-4 that the Special Committee and Wendy's Board of Directors specially noted the results of Greenhill's Wendy's Discounted Cash Flow Analysis using Wendy's management's projections which resulted in a range of equity values per Wendy's common share of $30.15 to $39.29.

Response to Comment 1:

The Registration Statement has been revised as requested. See pages 55-56 of Amendment No. 3.

Item 21. Exhibits and Financial Statement Schedules

2.	For each of the items listed as exhibits that are incorporated by reference to another filing made with the SEC, please include the date such item was filed with us.

Response to Comment 2:

The Registration Statement has been revised as requested. See pages II-2, II–3 and II-8 of Amendment No. 3.

Exhibit 5.1

3.	Revise the carryover paragraph on pages 3-4 to remove assumptions numbered 3, 4, and 6. We note that you are the company's counsel so that these are inappropriate assumptions.

Response to Comment 3:

The opinion has been revised as requested. See pages 3-4 of Exhibit 5.1.

Exhibit 8.1

4.	Either refile the opinion dated the date of effectiveness or remove language limiting the opinion to a date prior to effectiveness.

Response to Comment 4:

The opinion has been revised as requested. See page 1 of Exhibit 8.1.

5.	Please delete assumption (iv) in paragraph 3 of the opinion.

Securities and Exchange Commission	3

Response to Comment 5:

The opinion has been revised as requested. See page 2 of Exhibit 8.1.

Exhibit 8.2

6.	Please delete assumptions (ii) and (iii) in paragraph 5 of the opinion.

Response to Comment 6:

The opinion has been revised as requested. See page 2 of Exhibit 8.2.

7.	Please revise assumption (v) in paragraph 5 to remove the reference to Merger Sub as it is no longer providing a representation letter or tell us why the reference is still necessary.

Response to Comment 7:

The opinion has been revised as requested. See page 2 of Exhibit 8.2.

8.	Please delete the first sentence of the last paragraph of the opinion. You may not limit reliance on a tax opinion.

Response to Comment 8:

The opinion has been revised as requested. See page 3 of Exhibit 8.2.

*   *   *   *   *

If you have any questions concerning the above responses, please do not hesitate to contact me at the above number.

Very truly yours,

/s/ Jane Danek
Jane Danek

Attachments

cc:	Nils H. Okeson,
Triarc Companies, Inc.
Paul D. Ginsberg
Jeffrey D. Marell
John C. Kennedy

Securities and Exchange Commission	4

Paul, Weiss, Rifkind, Wharton & Garrison LLP
Leon M. McCorkle, Jr.
Wendy’s International, Inc.
Rick L. Burdick
Zach N. Wittenberg
Akin Gump Strauss Hauer& Feld LLP